FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

Biever   Angela

(Last)   (First)   (Middle)

880 Carillon Parkway

(Street)

St. Petersburg   FL   33716

(City)   (State)   (ZIP)

Raymond James Financial (RJF)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year

February 14, 2003

5. If Amendment Date of Original (Month/Day/Year)

__X__ Director   _____ 10% Owner

____. Officer (give title below)   _____ Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)

__X__ Form filed by One Reporting Person

____ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Raymond James Financial, Inc. (RJF)			Code	V	Amount	(A) or (D)	Price			
RJF Common Stock								**3,066**	**D**	
RJF Common Stock										

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

SEC 1474 (7-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3.A Deemed Execution Date if any (Month/Day/Y)	4. Transaction Code (Instr. 8)		5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of deriv-Month (Instr. 4)	10. Ownership Form of Security Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount Number of Shares				
Employee Stock Option (Right to buy)								Current	2/13/2003	Common Stock	2,250	25.96			
Employee Stock Option (Right to buy)								Current	2/12/2004	Common Stock	1,500	18.63			
Employee Stock Option (Right to buy)								2/11/2003	2/11/2005	Common Stock	1,500	18.44			
Employee Stock Option (Right to buy)								2/9/2004	2/9/2006	Common Stock	1,500	36.94			
Employee Stock Option (Right to buy)								2/15/2005	2/15/2007	Common Stock	1,500	33.07			
Employee Stock Option (Right to buy)	24.80	2/14/2003		M		1,500		2/14/2006	2/14/2008	Common Stock	1,500	24.80	9,750	D	

Explanation of Responses:

/S/ ANGELA BIEVER   2/18/2003
**Signature of Reporting Person   Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient
   see Instructions 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
FORM 4 (continued)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3.A Deemed Execution Date if any (Month/Day/Y)	4. Transaction Code (Instr. 8)		5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of derivative Month (Instr. 4)	10. Ownership Form of Security Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount Number of Shares				
Employee Stock Option (Right to buy)								Current	2/13/2003	Common Stock	2,250	25.96			
Employee Stock Option (Right to buy)								Current	2/12/2004	Common Stock	1,500	18.63			
Employee Stock Option (Right to buy)								2/11/2003	2/11/2005	Common Stock	1,500	18.44			
Employee Stock Option (Right to buy)								2/9/2004	2/9/2006	Common Stock	1,500	36.94			
Employee Stock Option (Right to buy)								2/15/2005	2/15/2007	Common Stock	1,500	33.07			
Employee Stock Option (Right to buy)	24.80	2/14/2003		M		1,500		2/14/2006	2/14/2008	Common Stock	1,500	24.80	9,750	D	

Explanation of Responses:

/S/ ANGELA BIEVER   2/18/2002
**Signature of Reporting Person   Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient
   see Instructions 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.